NEWS RELEASE

Canarc Announces Results of its Annual General Meeting

Vancouver, Canada – June 22, 2016 – Canarc Resource Corp (the “Company”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce the voting results from its Annual General Meeting held on June 21, 2016 in Vancouver, British Columbia. Shareholders voted in favour of all items of business including the re-election of each director nominee.

A total of 16,496,255 shares were voted representing 7.67% of the issued and outstanding common shares of the Company as at its record date.

Voting results for the election of directors are as follows:

Directors	Votes For	Votes Withheld
Bradford Cooke	15,659,867 (95.15%)	798,388 (4.85%)
Martin Burian	15,659,367 (95.15%)	798,888 (4.85%)
Deepak Malhotra	15,659,367 (95.15%)	798,888 (4.85%)
Leonard Harris	15,659,367 (95.15%)	798,888 (4.85%)

The shareholders also voted in favour for the number of directors to be fixed at four and the re-appointment of Smythe LLP as its auditors.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring an operating or pre-production stage gold mine in the Americas and exploring its gold properties in north and central BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.